Exhibit 4.37

English Translation

Equity Transfer Agreement

by and among

Shanghai Yuanbo Education Information and Consulting Corporation Ltd.

and

Zhejiang Fengming Chemical Fiber Co., Ltd. and

Daoyue Sun

and

Guoping Dong

and

Changlin Fei

in relation to

Daidaikang Enterprise Management and Consulting Co., Ltd.

This Equity Transfer Agreement (“this Agreement”) is executed by the following parties in Jiaxing on 【August 2, 2012】.

Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (“Yuanbo Education”)

Address: Room 2034, Block 1, No. 600 Meiyu Road, Nanxiang Town, Jiading District

Legal Representative: Dong Xu

Zhejiang Fengming Chemical Fiber Co., Ltd. (“Fengming Chemical Fiber”)

Address: Fengming Commercial Building, Jinji Road, Zhouquan Town, Tongxiang

Legal Representative: Xinfang Yu

Sun, Daoyue

ID Card No.: 350122197102071615

Address: Room 101, Unit A, Block 12, Hanbi Cuiting, Huali Century Garden, Wutong Street, Tongxiang

Dong, Guoping

ID Card No.: 33042519790312001X

Address: Room 105, Dormitory of the Bureau of Radio, Film and Television, Qingfeng South Road, Wutong Street, Tongxiang

Fei, Changlin

ID Card No.: 330425195708182910

Address: No. 21 Tan Bridge, Sanxin Village, Wutong Street, Tongxiang

Fengming Chemical Fiber, Daoyue Sun, Guoping Dong and Changlin Fei are collectively referred to as the “Original Shareholders” collectively referred to as the “Original Shareholders”.

WHEREAS:

1.	Yuanbo Education is a limited liability company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”) and the relevant laws and regulations on April 29, 2009, with a registered capital of RMB23.9 million.

2.	Consulting Company is a limited liability company established in accordance with the Company Law and the relevant laws and regulations on February 5, 2007, with a registered capital of RMB500,000; Fengming Chemical Fiber, Daoyue Sun, Guoping Dong and Changlin Fei own an aggregate of 100% equity interest in Consulting Company, of which Fengming Chemical Fiber owns 45%, Daoyue Sun owns 35% and each of Guoping Dong and Changlin Fei own 10%, respectively.

3.	Consulting Company, which is owned by the Original Shareholders, will hold 100% shareholder interests and intends to transfer all of the shareholder interests to Yuanbo Education on the terms and conditions set forth in this Agreement and the exhibits hereto; Yuanbo Education intends to accept the transfer of such 100% shareholder interests from Consulting Company on the terms and conditions set forth in this Agreement and the exhibits hereto (the “Investment”).

4.	Prior to the execution of this Agreement, Consulting Company has adopted a board resolution and a shareholder resolution with respect to the equity transfer in accordance with the relevant laws and regulations, such as the Company Law, and the Articles of Association of Consulting Company (the “Articles”), and has also met the conditions for the equity transfer.

Based on the principles of equality, mutual benefits and good faith, Yuanbo Education and the Original Shareholders hereby execute this Agreement in accordance with the relevant laws and regulations, such as the Company Law and the Private Education Law of the People’s Republic of China, and the Articles after friendly consultation for their mutual observance.

Article 1 Equity Transfer

1.1	After this Agreement is executed, the Original Shareholders will transfer their 100% equity interest in Consulting Company to Yuanbo Education at a consideration of RMB【14.5】 million.

1.2	Upon completion of the equity transfer set forth in this Article 1.1, the equity ratios of all shareholders of the Target Kindergartens and Centers will be changed as follows:

	Name of Shareholders	Equity Ratio Prior to the Acquisition	Equity Ratio After the Acquisition
Consulting Company	Yuanbo Education	0%	100%
	Fengming Chemical Fiber	45%	0%
	Daoyue Sun	35%	0%
	Guoping Dong	10%	0%
	Changlin Fei	10%	0%

1.3	The Original Shareholders guarantee that there exists no right of claim by third parties against any equity interest to be transferred to Yuanbo Education, nor is there any pledge created over such equity interest. No dispute or litigation has been brought in relation thereto.

1.4	Upon completion of this equity transfer, Yuanbo Education will immediately become the sole shareholder of Consulting Company, which shall be entitled to the relevant shareholder rights and undertake the relevant obligations accordingly.

Article 2 Payment of consideration for the equity transfer

2.1	The consideration for the equity transfer will be paid in four installments, of which the first installment (RMB【1.45】 million) will, within five working days from the execution of this Agreement, be paid by Yuanbo Education to the Original Shareholders of Consulting Company according to their respective equity ratios after the completion of reorganization. The second installment (RMB【7.385】 million) will, within five working days after the satisfaction of closing conditions, be paid by Yuanbo Education to the Original Shareholders of the Consulting Company according to their respective equity ratios after the completion of reorganization. The third installment (RMB【3.165】 million) will, within five working days after the formal closing date as agreed upon by the parties hereto, be paid by Yuanbo Education to the Original Shareholders of the Consulting Company according to their respective equity ratios after the completion of reorganization. The fourth installment (RMB【2.5】 million) will be paid into the account designated by the Original Shareholders for receipt of payment after the payment of the third installment has been made and subject to the satisfaction of the conditions required by the parties hereto, and the proof of payment in relation thereto shall be provided to the Original Shareholders.

Article 3 Liabilities for breach of contract

3.1	After this Agreement is formally executed, any party who does not perform or fully perform the terms of this Agreement shall constitute a breach of contract. The breaching party shall be liable for any loss suffered by the non-breaching party as a result of its/their breach.

3.2	Where a party violates this Agreement, the non-breaching party shall have the right to request the breaching party to continue to perform this Agreement.

Article 4 Governing law and dispute resolution

4.1	This Agreement is governed by the laws of the People’s Republic of China.

4.2	Any dispute arising out of or relating to the performance of this Agreement shall be resolved through friendly consultation between the parties hereto; in the event that no agreement can be reached through consultation, such dispute shall be resolved by litigation.

Article 5 Effectiveness of this Agreement and Miscellaneous

5.1	This Agreement shall become effective after it is signed and sealed by the parties hereto.

5.2	This Agreement is executed in six originals. Each party shall keep one original with one original to be used for an application for the change of registration.

Shanghai Yuanbo Education Information and Consulting Corporation, Ltd. (Signature and seal): /s/ Li Cao

[Common seal of Shanghai Yuanbo Education Information and Consulting Corporation, Ltd. is affixed]

Zhejiang Fengming Chemical Fiber Co., Ltd. (Signature and seal): /s/ Xinfang Yu

[Common seal of Zhejiang Fengming Chemical Fiber Co., Ltd. is affixed]

Daoyue Sun, ID Card No. 【350122197102071615】 Signature: /s/ Daoyue Sun

Guoping Dong, ID Card No. 【33042519790312001X】Signature: /s/ Guoping Dong

Changlin Fei, ID Card No.: 【330425195708182910】 Signature: /s/ Changlin Fei